# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endo, Inc., CIK 0002008861
CUSIP: 29290D117
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1400 Atwater Drive, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905718-24-000002
Filed by CIK 0001279913

## Reporting persons
- Marathon Asset Management GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,075,761; shared voting power 0; sole dispositive power 6,075,761; shared dispositive power 0; aggregate amount beneficially owned 6,075,761 (8% of the class)
  Comment: See item 2 for additional information.
- MARATHON ASSET MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,075,761; shared voting power 0; sole dispositive power 6,075,761; shared dispositive power 0; aggregate amount beneficially owned 6,075,761 (8% of the class)
  Comment: See item 2 for additional information.
- Bruce Richards: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,075,761; shared voting power 0; sole dispositive power 6,075,761; shared dispositive power 0; aggregate amount beneficially owned 6,075,761 (8% of the class)
  Comment: See item 2 for additional information.
- Louis Hanover: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,075,761; shared voting power 0; sole dispositive power 6,075,761; shared dispositive power 0; aggregate amount beneficially owned 6,075,761 (8% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: Endo, Inc.
Address of issuer's principal executive offices: 1400 Atwater Drive, Malvern, PA, 19355

## Item 2. Person Filing
Name of person filing:
(i) Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon");

(ii) Marathon Asset Management GP, L.L.C., a Delaware limited liability company ("Marathon GP"), the general partner of Marathon;

(iii) Bruce Richards, a managing member of Marathon GP; and

(iv) Louis Hanover, a managing member of Marathon GP.

Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of certain funds managed by Marathon (the "Marathon Funds"), has the sole power to vote and the sole power to direct the disposition of the 6,075,761 shares of common stock, par value $0.001 per share (the "Common Stock"), held by the Marathon Funds. Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the 6,075,761 shares of Common Stock held by the Marathon Funds. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.
Address of principal business office or, if none, residence: The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.
Citizenship: Marathon GP and Marathon are organized under the laws of the State of Delaware. Mr. Richards and Mr. Hanover are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,075,761
Percent of class: 8.0%
Sole power to vote or to direct the vote: 6,075,761
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,075,761
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. A Joint Filing Agreement, dated as of November 4, 2024, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on November 4, 2024).

## Signatures
- Marathon Asset Management GP, L.L.C.: /s/ Jamie Raboy, Jamie Raboy, Authorized Signatory (05/15/2025)
- MARATHON ASSET MANAGEMENT LP: /s/ Jamie Raboy, Jamie Raboy, Authorized Signatory for Marathon Asset Management, GP, L.L.C., its general partner (05/15/2025)
- Bruce Richards: /s/ Bruce Richards, Bruce Richards (05/15/2025)
- Louis Hanover: /s/ Louis Hanover, Louis Hanover (05/15/2025)